

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Yunfei Li
Chief Executive Officer
CBAK Energy Technology, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province, 116450
People's Republic of China

> **Re: CBAK Energy Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2020**
> **File No. 333-250893**

Dear Mr. Li:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kevin Sun